ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Completes Independent Engineering Assessment of Riverside Facility

BRISBANE, Australia, May 30, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, has announced that an independent assessment of the Company's Riverside production facility in Chattanooga, Tennessee has been completed by Hatch Ltd, a global engineering and consulting firm.

The assessment considered various topics including the evaluation of operations, project execution, and financial model assumptions as well as the graphite market, production technology, environmental considerations, feedstock, and supply agreements. With the independent engineering review completed, NOVONIX remains on track for its initial 3,000 tonnes per annum (tpa) of commercial production capacity at the Riverside facility by the end of 2024 with all primary production equipment in place or ordered. NOVONIX will continue to provide updates regarding production milestones at its Riverside facility.

Dr. Chris Burns, CEO of NOVONIX, remarked, "The completion of the independent engineering review provides us with a high degree of confidence as we advance our overarching plans towards production and deliveries from Riverside. The completion of this review represents a significant milestone that reinforces our progress and underscores our position as pioneers in localizing lower-emissions synthetic graphite supply in North America."

Given the completion of the independent engineering work and the Company's previously announced receipt of significant government support in the form of a US$100 million grant (“DOE MESC grant”)1 and a US$103 million tax credit (“48C tax credit”)2, the Company is updating its previously disclosed estimates for production economics3. The production economics, set forth in the figure below, reflect the Company’s expectations when the Riverside facility reaches its targeted capacity of 20,000 tpa.

The figure highlights the importance of the U.S. Government's financial support for the expansion of the Riverside facility to enable the localization of anode manufacturing and the potential impact of the DOE MESC grant and the 48C tax credit on operating margins through offsets to depreciation when in production. At the targeted capacity for Riverside, NOVONIX anticipates achieving operating margins in the range of 23-30%, with an operating cost range of US$6-8/kg and an anticipated selling price of US$7-10/kg. This projection takes into account the impact of the facility's DOE MESC grant, which provides up to $0.45/kg in funding offset, along with the 48C tax credit offset of up to $0.50/kg, although the Company is still considering the potential impact of the Section 45X Advanced Manufacturing Tax Credit program, which it may elect to pursue in lieu of the 48C tax credit. It is important to note that these estimated operating margins do not reflect the potential benefit of Section 301 tariffs or the potential impact of compliance with the Foreign Entity of Concern requirements of the Section 30D Clean Vehicle Credit under the Inflation Reduction Act.

1. November 1, 2023 - NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy

2. April 1, 2024 - U.S. Government Selects NOVONIX to Receive US$103 Million in Qualifying Advanced Energy Project Tax Credits

3. September 14, 2023 - NOVONIX Achieves Key Milestones and Establishes Pathway to Profitable Anode Material Production in the U.S.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
US$/kg
$6-8/Kg
$7-10/Kg
Up to $0.45/Kg
Up to $0.50/Kg
U.S. Government Programs
23-30% Margin
$1.60-$2.95/Kg
Operating Costs
Sales Price
DOE MESC
48C ITC
Operating Income

Company estimates for production economics at Riverside4

The completion of the independent engineering review of the Riverside facility and the receipt of government support underscores the Company's dedication and progress to the localization of the battery supply chain and its position as a leader in the synthetic graphite market. The Company believes its Riverside facility is positioned for success and to lead through innovation and sustainability in battery materials manufacturing.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

4. Operating Costs include raw materials, Riverside SG&A, labor, energy, maintenance, and depreciation. Cost and sale ranges are indicative of potential product types with different specifications. Margin includes the potential impacts of the 48C tax credit (expected to be monetized to support financing) and DOE MESC grant shown through reduced depreciation impact and excludes any potential benefit from Section 301 tariffs. Lower margin bound unchanged from previous lower target with potential implied value of 45X tax credit.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our production capacity target and timing and production economics of commercial production of our Riverside facility, our ability to realize the benefits of the DOE MESC grant and 48C tax credit, the Company’s future profitability and progress toward the localization of the battery supply chain, the potential financial impacts of tariffs and other legislation, and our future success in driving innovation and sustainability in battery materials manufacturing.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the commercial success of our technology, our ability to scale our production facility and to obtain funding to finance our growth and operations, the accuracy of our estimates regarding market size, costs and expenses, future revenue, capital requirements and needs for additional financing, our compliance with the terms and restrictions under government agency grants, how discussions progress with potential customers, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Hatch disclaims any and all liability arising out of, or in connection with, any third party’s use of, or reliance upon, information contained in this press release and the use of this information by any third party is at the risk of that party.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA